NYSE
AN ICE EXCHANGE

February 12, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Lloyds Banking Group plc, under the Exchange Act of 1934:

- 4.241% Senior Callable Fixed-to-Fixed Rate Notes due 2030
- 5.668% Senior Callable Fixed-to-Fixed Rate Notes due 2047
- Senior Callable Floating Rate Notes due 2030

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com